EXHIBIT 99.1

Grown Rogue's New Jersey Affiliate Celebrates One Year of Sales

ABCO Garden State Selling Through Phase 1 with Phase 2 Construction Underway

MEDFORD, Ore., Dec. 15, 2025 /CNW/ - Grown Rogue International Inc. ("Grown Rogue" or the "Company") (CSE: GRIN) (OTC: GRUSF), a flower-forward cannabis company combining craft values with disciplined execution, is pleased to update the investment community on the progress of its New Jersey affiliate, ABCO Garden State, LLC ("ABCO"), as it marks the one-year anniversary of its first sale on December 11, 2024.

Over the past year, ABCO has continued to ramp production and sales from the first phase of its facility. Overall yields from Phase 1 have progressed toward Grown Rogue's initial target of producing more than 500 pounds of flower per month. Over the last three months, ABCO has achieved full sell-through, with average monthly product sales now exceeding 600 pounds, and well over 80% of sales represented by branded, packaged product.

The Company has seen significant demand and adoption of its value brand, Yeti, since officially introducing the brand to New Jersey customers in the summer. Monthly Yeti sales, including flower and pre-rolls, increased from approximately 96 pounds in June to approximately 203 pounds in November, reflecting growing consumer recognition and retailer support. Construction of Phase 2 is underway and, once fully completed, is expected to increase production capacity to greater than 1,000 pounds per month.

"As we celebrate our first full year of sales in New Jersey, we have learned a great deal about the Northeast markets and the specific structural and consumer dynamics that exist in New Jersey," said Obie Strickler, Chief Executive Officer of Grown Rogue. "The ramp has taken longer than we wanted, but we never wavered from our underlying philosophy that customers want great product at a great price, and we are built to deliver on that with prudent scale."

"As with any new facility, it has taken us a few turns to get fully into our groove, and it's exciting to see the team driving us toward Grown Rogue–level performance that supports full sell-through and brand development," Strickler continued. "Our sales and operations team is energized to have Phase 2 underway, and we believe this next phase of expansion will allow us to deepen our presence in the New Jersey market while staying true to our disciplined approach to capital deployment."

"I'm proud of our team's adaptability, and I'm particularly pleased because all of the experience gained here in New Jersey is going to serve us well as we expand into our next markets," Strickler added. "We are built to continuously improve, and what remains abundantly clear is that being a low-cost producer of craft-quality product will work in any market."

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a flower-forward cannabis company rooted in Oregon's Rogue Valley, a region known for its deep cannabis heritage and commitment to quality. With operations in Oregon, Michigan, and New Jersey—and expansion underway in Illinois—Grown Rogue specializes in producing designer-quality indoor flower. Known for exceptional consistency and care in cultivation, our products are valued by retailers, budtenders, and consumers alike.

By blending craft values with disciplined execution, we've built a scalable, capital-efficient platform designed to thrive in competitive markets. We believe sustained excellence in cannabis flower production is the engine of the industry's supply chain—and our competitive advantage. For more information about Grown Rogue, please visit www.grownrogue.com.

Forward-Looking Statement Disclaimer

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws, including, without limitation, statements regarding: production levels and yield improvements at ABCO's New Jersey facility; ongoing and future sell-through of products; the mix of branded, packaged product; demand for the Company's Yeti value brand; the timing, scope, and impact of Phase 2 construction; and the Company's broader growth strategy and future operating performance in New Jersey and other markets. Forward-looking information is based on management's current expectations and assumptions and is subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking information.

These risks and uncertainties include, among others: general economic, business, and capital markets conditions; the Company's ability and the ability of ABCO to obtain and maintain required regulatory approvals and licenses on a timely basis or at all; construction, development, and cost overrun risks associated with Phase 2; changes in the competitive and regulatory environment for cannabis in New Jersey and the United States more broadly; pricing and demand for cannabis and cannabis products; and the other risk factors described in the Company's public filings available under its profile on SEDAR+ at www.sedarplus.ca.

Readers are cautioned not to place undue reliance on forward-looking information. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company is indirectly involved in the manufacture, distribution, and sale of cannabis in the United States in jurisdictions where such activities are permitted under state law but remain illegal under U.S. federal law. Investors should carefully consider the risk that U.S. federal enforcement priorities could change in a manner that adversely impacts the Company's operations.

No stock exchange, securities commission, or other regulatory authority has approved or disapproved the contents of this news release.

SOURCE Grown Rogue International Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2025/15/c1332.html

%CIK: 0001463000

For further information: General Inquiries and Investor Contact: Obie Strickler, Chief Executive Officer, obie@grownrogue.com; Investor Relations: invest@grownrogue.com, (458) 226-2662

CO: Grown Rogue International Inc.

CNW 07:00e 15-DEC-25